Southwestern Electric Power Company

1 Riverside Plaza

Columbus, Ohio 43215

SWEPCO Storm Recovery Funding LLC

428 Travis Street

Shreveport, Louisiana 71101

December 4, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Shalini Shah

Re:	Southwestern Electric Power Company

SWEPCO Storm Recovery Funding LLC

Registration Statement on Form SF-1

Filed September 20, 2024

File Nos. 333-282250 and 333-282250-01

Ladies and Gentlemen:

Southwestern Electric Power Company and SWEPCO Storm Recovery Funding LLC (collectively, the “Registrants”), hereby request, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement to 8:00 A.M., Washington, D.C. time, on December 6, 2024 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sidley Austin LLP, by calling George J. Vlahakos at (713) 495-4522.

[Signature Page to Follow]

Very truly yours,

SOUTHWESTERN ELECTRIC POWER COMPANY

By	/s/ Charles E. Zebula
Name: Charles E. Zebula
Title: Chief Financial Officer

SWEPCO STORM RECOVERY FUNDING LLC

By	/s/ Charles E. Zebula
Name: Charles E. Zebula
Title: Manager

cc: George J. Vlahakos, Sidley Austin LLP